

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

> **Re: FatPipe, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 12, 2024**
> **CIK No. 0001993400**

Dear Bhaskar Ragula:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 12, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 31

1. We note from your revised disclosures in response to prior comment 17 that you derive over 95% of your revenue from the U.S. market. However, you state here that you "primarily" sell your products in the U.S. and South Asia and you also attribute the change in gross margins primarily to the impact of sales in India and South Asia. Please explain these apparent inconsistencies and revise your disclosures as necessary both here and on page F-18.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of Fiscal Year Ended March 31, 2022 and 2023, page 33</u>

2.   We note your updated disclosure that "new software license contracts . . . resulted in increased market acceptance and increased material change in revenue." Please describe the material terms of these contracts, including any termination provisions, and file them as exhibits, or explain why they do not need to be filed. Refer to Item 601(b)(10) of Regulation S-K.

<u>Result of Operations, page 33</u>

3.   As previously requested, please revise to include a discussion of the factors that contributed to a material change in each of the non-operating income (expense) line items in your statement of operations. In this regard, your results of operations discussion appears to only address operating income and expenses. Refer to Item 303(b)(2)(i) of Regulation S-K.

4.   We note your revised disclosures in response to prior comment 8. Please explain why you have not included an adjustment for interest income in your measure of adjusted EBITDA or revise as necessary. Also, we note you adjust for one-time income related to the forgiveness of your PPL loan. Please provide us with a breakdown of total other income for each period presented and your consideration to include such amounts in this non-GAAP measure.

<u>Note 1: Summary of Business and Significant Accounting Policies</u>
<u>(B) Summary of Significant Accounting Polices</u>
<u>Revenue Recognition, page F-8</u>

5.   Based on the revised disclosures in response to prior comment 15, it appears that your arrangements include both a term license, which is recognized up-front upon transfer of control, and services that are recognized over the term of the arrangement. Please explain further what is meant by "revenue is recognized upon dispatch or identification to the customer." Tell us whether your customers take possession or have the ability to take possession of the software and how you considered the guidance in ASC 606-10-55-54 in accounting for the license. In addition, describe the hosting services you provide and how you account for such services. In this regard, we note your reference to hosting services in your response to prior comment 4.

6.   Please provide the disclosures required by ASC 606-10-50-8 through 10 for your contract assets. In this regard, we note that you provided a header "(c) Contract assets," with no disclosures. In addition, address the following in your response as it relates to both your contract assets and contract liabilities, and revise your disclosures as necessary:
   •   Explain further what is included in the contract receivable and tell us what is meant by your disclosure on page F-9 where you state contract receivable represents the amount due for "that balance of the contract." In this regard, clarify whether this

            includes the entire contract value or just the portion of the contract related to the upfront transfer of control related to the software license.

- To the extent your contract asset includes unbilled receivables for services already performed, ensure that your disclosures indicate as such in quantified terms.
- Explain what is meant by your disclosure on page 31 where you state that the contract receivable is "amortized monthly as contractual payments are received," and how this coincides with the fact that you bill customers monthly with payment terms of 30-90 days.
- Clarify at what point your contract receivable becomes an account receivable.
- To the extent your contract receivable includes amounts for the contract value related to the service performance obligation, explain why all amounts are included in current liabilities when your contract terms are typically 36-60 months as you state on page 31. Also, clarify your reference to "annual service agreements" on page F-9.
- Explain why your remaining performance obligations is comprised mainly of "current" deferred revenue given your typical contract terms are greater than one year.

7.   Also, as previously requested, please revise to describe the methods and assumptions used to determine the standalone selling price for each of the performance obligations included in your arrangements. Refer to ASC 606-10-50-20(c). In addition, describe the terms of any significant financing component. In this regard, we note your reference to imputed interest charges.

(d) Disaggregate revenue, page F-10

8.   Please explain the purpose of the disclosures presented prior to the table here or revise to remove such disclosures.

Other Notes, page F-16

9.   Please revise to include a discussion of any material events subsequent to the most recent balance sheet. Include the date through which subsequent events have been evaluated and whether that is the date the financial statements were issued or available to be issued. For example, the share information provided on page 3 differs from the number of shares outstanding as of March 31, 2023, such that it appears you issued additional shares subsequent to the most recent balance sheet date. Refer to ASC 855-10-50-1 and 50-2.

Concentrations, page F-18

10.   We note your revised disclosures on pages 9 and 42 in response to prior comment 18. Please also revise your disclosures here to include the amount of revenue derived from the significant channel partner for each period presented. Refer to ASC 280-10-50-42 and 275-10-50-16 through 50-18.

      Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bhaskar Ragula